December 19, 2007

Via: Electronic Mail and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:

Ms. Carmen Moncada-Terry

Re:

Gryphon Gold Corporation -Response Letter to SEC Comments to:

Amendment No. 2 to Registration Statement on Form SB-2, filed November 15, 2007 (File No. 333-143581)

Post-Effective Amendment No. 2 to Registration Statement on Form SB-2, filed November 15, 2007 (File No. 333-135963)

Form 10-QSB for the period ended December 31, 2006, filed February 14, 2007 (File No. 333-127635)

Ladies and Gentlemen:

On behalf of our client, Gryphon Gold Corporation (the "Company"), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission ("SEC") on December 3, 2007, in regard to Amendment No. 2 to the Registration Statement on Form SB-2, filed November 15, 2007 (File No. 333-143581), the Post-Effective Amendment No. 2 to the Registration Statement on Form SB-2 filed November 15, 2007 (File No. 333-135963), and the Form 10-QSB for the period ended December 31, 2006, filed February 14, 2007 (File No. 333-127635).

Amendment 2 to Form SB-2 filed November 15, 2007

SEC Comments:

Recent Sales of Unregistered Securities

1.

We note your response to prior comment 4. Please clarify whether the 30,000 shares of common stock being registered herein were issued pursuant to the Advisory Services Agreement with RFC. If so, we note that you filed this Form SB-2 on June 7, 2007. At that time, approximately three months’ worth of securities, or slightly less than 22,500 shares, would have been earned pursuant to the Advisory Services Agreement with RFC. Given that you have registered 30,000 shares, please provide us with your analysis regarding the availability of Rule 152 and of the exemption provided under Section 4(2).

Company Response:

Pursuant to our telephone conversations with Ms. Carmen Moncada-Terry, the SEC reviewer on this file, it was determined that the obligation to issue the shares was created at the time of the signing of the Advisory Services Agreement with RFC on March 15, 2007. Further, pursuant to the terms of the Advisory Services Agreement, neither party can terminate such agreement until six months prior to the end of the term of the Agreeement (a one year term). Therefore, the obligation of Gryphon to issue the registered shares could not be revoked by either party. Based on this analysis, it was determined that Rule 152 was available and Ms. Carmen Moncada-Terry indicated that the comment would be dropped.

Form 10-QSB for the period ended December 31, 2006

SEC Comments:

2.

Your response letter did not include a response to prior comment 5. We reissue the comment.

Gryphon Gold Corporation
December 19, 2007

Company Response:

Pursuant to our telephone conversations with Ms. Carmen Moncada-Terry, the SEC reviewer on this file, it was determined that, in regard to the Company’s disclosure on its adoption of new policies governing the calculation of resource and reserve numbers, more detail regarding the date actions were taken and the costs of implementing the actions should be included in the Company’s disclosure controls and procedures section. The Company has filed an amended Form 10-QSB/A (File No. 333-127635) concurrently with the filing of this response letter. The amended Form 10-QSB contains greater detail regarding the Company’s new control procedures, the date these procedures were implemented, and the cost of implementing these procedures. The Company believes that these revisions are sufficient to satisfy the SEC comment.

Very truly yours,

/s/ Jason K. Brenkert

Jason K. Brenkert
Dorsey & Whitney LLP